

August 3, 2006

Room 7010

Paris G. Reece III
Executive Vice President, Chief Financial Officer and Principal Accounting Officer
M.D.C. Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

> **Re:** **M.D.C. Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2006**
> **File No. 001-08951**

Dear Mr. Reece:

We have reviewed your response letter dated July 7, 2006 and have the following comment. Where indicated, we think you should revise your document or revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 3. Information of Business Segments, page F-18

1. We note your response to prior comment 4 with regard to your segment reporting and note the following.

    • Your response indicates that resources are allocated and operating decisions are made on a subdivision level. We also note your belief that "...each homebuilding residential subdivision could, theoretically, be considered an operating segment as discussed in paragraph 10 of SFAS 131." Based on the information contained in your response letter as well as the information presented in your various CODM reports, we believe that your 292 subdivisions are, in fact, operating segments as defined by paragraph 10 of SFAS 131.

- We note the guidance in paragraph 24 of SFAS 131 which indicates that there may be a practical limit to the number of reportable segments that an enterprise separately discloses beyond which segment information may become overly detailed. However, we do not believe it is appropriate for you to conclude that all your 292 operating segments should therefore be aggregated into one reportable segment.

- We understand that reporting your subdivisions would exceed a practical limit and performing an aggregation analysis of all 292 subdivisions may not be cost effective. We also recognize that a multitude of subdivisions run by a number of divisional and regional presidents presents a challenge in identifying your reportable segments. We note however that you have grouped these subdivisions into divisions and geographic regions for internal reporting purposes. We also note that although your CODMs do not make strategic decisions based on divisional or regional information, you have determined an internal methodology for combining your subdivisions for purposes of assessing performance.

Based on the above, we would not object to the Company performing an aggregation analysis pursuant to paragraph 17 of SFAS 131 on a division level in order to determine whether aggregating divisions into regional reporting segments would be appropriate. Based on our review of your CODM reports, it appears that disaggregated segment disclosure by, at a minimum, a regional level is necessary to understand the disparate profit margins amongst the regions and to provide readers with a view of the Company using management's own internal approach to assessing performance of its homebuilding operations. Please reconsider your segment reporting accordingly.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili N. Shah
Branch Chief